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                               September 13, 2022

       G. Patrich Simpkins
       Chief Financial Officer
       Green Plains Inc.
       1811 Aksarben Drive
       Omaha, Nebraska 68106

                                                        Re: Green Plains Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No: 001-32924

       Dear Mr. Simpkins:

               We have reviewed your August 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Results of Operations
       Ethanol Production Segment, page 45

   1. We acknowledge your proposed disclosure revisions provided in response to comment 1 addressing key factors
driving period-to-period changes in reported revenues. However, your response does not
address key factors driving period-to-period changes in your operating income and
associated margins. In this regard, your disclosure on page 45 indicates that
operating income in your Ethanol production segment increased $101.6 million in 2021
compared with 2020 primarily due to "improved margins" offset by the write-off of goodwill
during fiscal year 2020. Please provide us with proposed disclosure to be included in
future filings that quantifies and explains the key factors driving period-
                                                        to-period changes in
your margins and their associated impact on operating income. As part of your proposed
disclosure revisions, address the impact on your margins
                                                        of commodity price risk
management activities for each period presented, including the
 G. Patrich Simpkins
Green Plains Inc.
September 13, 2022
Page 2
         impact of successful risk management activities that lock-in margins and unsuccessful risk management activities that result in mismatches.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426, if
you have questions.



FirstName LastNameG. Patrich Simpkins                        Sincerely,
Comapany NameGreen Plains Inc.
                                                             Division of
Corporation Finance
September 13, 2022 Page 2                                    Office of Life
Sciences
FirstName LastName